Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The information filed herewith was first posted on UAL’s employee intranet on July 27, 2010.

Leadership Team Announcements

Following a series of meetings and conversations with our boards of directors, Glenn Tilton and senior leaders of Continental and United, Jeff Smisek today named the new senior management team for the combined company following the close of the merger.

We fully anticipate that the newly merged board will elect these officers as executive vice presidents of the new United Airlines upon closing of the merger:

* Mike Bonds, who joined Continental in 1995, will be responsible for human resources and labor relations.

* Jim Compton, who joined Continental in 1995, will serve as chief marketing officer.

* Jeffrey Foland, who joined United in 2005, will lead the combined carrier’s loyalty program.

* Nene Foxhall, who joined Continental in 1995, will oversee the communications and government affairs functions.

* Keith Halbert, who joined United in 2008, will be chief information officer.

* Pete McDonald, who joined United in 1969, will be chief operations officer.

* Zane Rowe, who joined Continental in 1993, will be chief financial officer.

* Tom Sabatino, who joined United in 2010, will be general counsel.

And, Glenn will stay on as non-executive chairman.

“We are fortunate at United to have built an exceptional management team, focused on creating a strong company that will benefit our customers, our shareholders and our people. We are doing that, and our full management team will continue to execute against our performance agenda for the next several months,” Glenn said.

“We have exceptional executives across our two companies; this created a superb talent pool from which to determine the senior executive team to take the company forward -- and, at the same time, we have equally talented people who will continue to contribute to successfully executing our individual performance agendas between now and close,” Glenn said. “On the occasion of the proposed merger with Continental, this team that will leave the company following close does so with the appreciation of our board, our colleagues and all our stakeholders, for their significant contributions.”

Jim O’Connor, United’s lead director who has served on the United board for 26 years, noted that the leadership team Glenn put together at United shares a commitment to returning United to industry leadership.

“The enthusiasm and ‘can do’ spirit of this management team helped to produce breakthrough gains at United during one of the toughest periods in the company’s history. Never satisfied with the status quo, this team has given all of us a glimpse of just how good we can become,” Mr. O’Connor said.

John Tague

“John has played a critical and unique role in the dramatic turnaround of United. To effect the magnitude of change required to be successful, we have been unafraid to challenge conventional wisdom and to be bold in our decisions -- and John personifies those characteristics,” Glenn said. “John’s vision for what is possible and his ability to lead consistent performance improvement have changed the way we operate and transformed our competitive position and trajectory.”

In the last year, United has delivered a 1.2 billion dollar revenue improvement, generated a 750 million dollar profit improvement, tightly managed our costs and increased our margin by 16 points, delivering the industry’s leading profit margin year to date. Since John assumed his current responsibilities, United’s customer satisfaction has improved by 70 percent domestically and on-time performance has gone from worst to first -- we continue to lead the network carriers in on-time performance, a position we held for the full year 2009.

“Without a doubt, my time with United is my most professionally rewarding experience to date. Being a member of the team that successfully led United through a 23 billion dollar restructuring provided me with a foundational experience to build upon and help United achieve its potential. Receiving the mandate to create a step change in United’s performance gave me the opportunity to rethink the way we do business, drive systemic improvement and build a phenomenal management team that is continuing to innovate and delivering industry-leading results,” John said.  “With the proposed merger with Continental, United will once again be the world’s leading airline, and we will have achieved what we set out to do for our people, our investors, our customers and the communities we serve. This will be, for me personally, the perfect time to move on to the next challenge in my career, knowing that United is set on the best course for long-term success and a strong future.”

Kathryn Mikells

“Kathryn has become one of the best CFOs in any industry and has been my partner in the pursuit and negotiation of the deal that delivered the best merger partner, on the best terms, for our company.  Kathryn’s considerable skills are a perfect match to her role leading strategy work, which included consolidation and risk management at United, and she drove the extraordinary improvement in our liquidity position as we worked through the financial crisis, including establishing the best fuel hedge book in the industry,” Glenn said. “In all of her assignments, Kathryn has consistently performed at the highest level and set the stage for those who followed her. She will play an important role as we continue to improve our competitive position and in the integration of our two companies through the steering committee.”

Kathryn played a significant role in United’s restructuring, helping to coordinate the case, and as treasurer restructured the company’s debt portfolio and ensured it had the financing needed to exit. As the head of investor relations, she helped reposition United with the financial analysts and investors. She was named CFO when United faced significant financial challenges, including high oil prices and dealing with the effect of a devastating recession, and led the company’s efforts to increase its cash, improve its hedge book, order new aircraft and negotiate a merger with Continental.

“I am proud to have played a pivotal role in United’s extraordinary turnaround and the merger that will create the world’s preeminent airline.  I have always been energized by the positive attitude of our management team, especially during challenging times in our industry, and the finance team is no exception,” Kathryn said. “From raising 4 billion dollars in financings to supporting the work that has delivered the best cost reductions in the business, the team has been focused on taking the right actions to turn our performance around and our second quarter results are the clear evidence of that work.  I look forward to building on the experiences of the last 16 years and take with me the strong relationships developed with colleagues, investors and with the financial community.  I can’t imagine leaving on a higher note, and look forward to the next chapter of my career.”

Graham Atkinson

“Graham has been a passionate advocate for the voice of the customer at United.  His breadth of experience in all aspects of the customer proposition -- from marketing, sales, the customer experience and loyalty programs -- has been of great benefit to United as we have prioritized and repositioned our customer focus,” Glenn said. “In his role with our alliance partners and in the development of our international business, Graham has also been instrumental in building important relationships that have afforded us the opportunity to grow our global presence with the best partners in the industry.”

Graham joined United in 1991 and has held key customer-facing leadership roles, including senior vice president of Worldwide Sales and Alliances, senior vice president of International, senior vice president of Marketing, and most recently president of Mileage Plus, where he is responsible for developing Mileage Plus as a stand-alone business and ensuring that United is well positioned to address the changing landscape of loyalty programs and meet the needs of the company’s most loyal customers.

“United is a dramatically different company today than it was even five years ago,” Graham said. “We have extended our network and our partnerships worldwide. We have changed the way we sell our product, transforming our sales force and delivery channels, and, most importantly, are putting the customer front and center. We have built the industry’s best loyalty program in Mileage Plus, which will only get better for our customers upon our merger with Continental, extending earning and redeeming possibilities.”

Rosemary Moore

“Rosemary’s ability to connect across constituents and leverage opportunities to build relationships and further our business agenda and reputation has done much to change the perception and credibility of our company,” Glenn said.  “Having worked closely with Rosemary at Texaco and at Chevron after the merger, and knowing her extensive experience in other industries with significant challenges, she was my first hire at United, bringing with her much-needed capability and sound judgment to our communications and interactions with our key stakeholders.  Rosemary played a key role as we moved through our highly visible and complex restructuring, took on tough industry issues that constrained our ability to meet our goals and made equally tough decisions to transform our company.”

Moore joined United in 2002 and has led efforts to support business objectives and enhance the company’s image and reputation through government relations, corporate responsibility and strategic communications, including media relations, employee communications and investor relations.

“There is no other industry that has the unique challenges of the airline industry and working with Glenn and the team to transform United and, at the same time, relentlessly press for industry reform, has been work I enjoy,” Rosemary said. “There is nothing better than working on difficult issues with a great team, and it is terrific to see all that we have accomplished and go on to another opportunity to contribute.”

Next steps

With the senior leadership team appointed, the integration team will develop a process for selecting other salaried and management employees. This work is being done as the functional integration teams continue to work on organizational structure for our different departments. And, as we noted on Friday, we do not expect to have any involuntary furloughs related to the merger for salaried and management employees prior to March 31, 2011.

Please see the frequently asked questions about senior management selection on SkyNet.

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Senior Management Selection Q&A

1. How did Jeff choose this team?

 Jeff met with senior officers of both Continental and United and consulted with Glenn Tilton, and Jeff and Glenn consulted with their respective boards of directors.

2. If the leader of my organization was not chosen, does that lessen my chances to be part of the new company?

No.  The Talent, Organization and Culture integration planning team is developing a process that is fair and transparent to select other salaried and management employees for the new airline. Leaders will use that process to select employees from both airlines for each department.

3. When do we expect the remainder of the officers to be named?

Jeff will now work with his senior leadership team to design the overall officer-level organization and select the remainder of the officer-level leadership team in an equitable and balanced manner. Jeff expects to name the remainder of the officer group before the closing of the merger, which we expect to occur in the fourth quarter of 2010.

4. What is the process for selecting the remaining officers and other salaried and management employees?

Continental and United are working carefully to ensure that the selection process is fair and transparent. Three things are happening right now:

1) Jeff is working with his senior leadership team to design the overall officer-level organization and name the rest of the officers. He expects to name all of the officers before the closing of the merger, which we expect to occur in the fourth quarter of 2010.

2) The Functional Integration Teams (FITs) in charge of each business area are working on the planned organizational structure for the different departments within their area. They are determining the needs and activities of each department and the positions those activities will require. While they will not be selecting individual employees, they will outline which jobs the company needs to have. The officers selected to run each department at the new company will use this information to help finalize their organization structure.

3) The Talent, Organization and Culture integration planning team is evaluating the best practices of each airline and consulting with external experts to design a fair and transparent process for selecting individual employees. The officers selected to run each department at the new company will then use this process to offer employees positions at the new airline.

5. When will the senior leadership team assume its duties?

 The senior leadership team will assume its duties upon the merger’s closing, which we expect to occur in the fourth quarter of 2010.

6. Will Jeff name a president during this process?

Jeff is not going to name a president at this time.

7. When will the senior officers not selected depart the company? Will any senior officers not joining the new leadership team have any role after the closing of the merger?

Some senior officers who will not have a role in the new company will leave at the closing of the merger. However, other senior officers will have a role after the closing of the merger during a portion of the integration process. For example, we expect Mark Moran, Continental’s executive VP and chief operations officer, will oversee the Continental operation and the process of obtaining a single operating certificate, which is a very important part of the integration of the two companies.

8. Does the selection of these officers mean that the company has made strategic decisions, such as the choice of a loyalty program, IT systems, marketing programs, or product offerings?

No.  The integration planning teams are conducting a rigorous analysis of both companies’ programs, products and systems and will recommend the best strategies for the combined company.